SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                               CERTIFICATE
Cinergy Corp. et al.                           OF
File No.  70-8587                              NOTIFICATION

(Public Utility Holding Company Act of 1935)


   With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Declaration"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary companies - namely, Cinergy Services, Inc. ("Cinergy Services"), The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison"), Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate companies, the "Applicants") - and the Commission's August 25, 1995 order with respect thereto (Rel. No. 35-26362), Cinergy Services hereby notifies the Commission as follows:

1. For the calendar quarter ended September 30, 1996 ("Third Quarter"), the maximum principal amount of external short-term borrowings - i.e., bank borrowings and/or commercial paper - of the Applicants at any one time outstanding was as follows: (a) Cinergy - see certificate of notification with respect to the Third Quarter filed with the Commission on behalf of Cinergy in File No. 70-8521; (b) CG&E - $82.1 million; (c) PSI - $221.6 million; (d) ULH&P - $0; (e) Lawrenceburg - $0; (f) West Harrison - $0;
(g) Miami - $0;  (h) Tri-State - $0; (i) KO - $0; and Cinergy Services -
$0.

2. With respect to the operation of the Utility Money Pool during the Third Quarter: (a) the average annual interest rate applicable to borrowings by participating companies was 5.45%; (b) the maximum principal amount of money pool borrowings incurred by the respective Applicants and outstanding at any one time during the Third Quarter was as follows: (i) CGE - $1.6 million, (ii) PSI - $175.7 million, (iii) ULH&P - $21.59 million, (iv) Lawrenceburg - $1.54 million, (v) West Harrison - $200,000,
(vi) Miami - $0, (vii) Tri-State - $0, (viii) KO - $0, and (ix) Cinergy Services - $27.3 million; and (c) the maximum principal amount of funds loaned through the money pool by the respective Applicants and outstanding at any one time during the Third Quarter was as follows: (i) Cinergy - $23 million, (ii) CGE - $200.6 million, (iii) PSI - $1.4 million, (iv) ULH&P - $5.4 million, (v) Lawrenceburg - $0, (vi) West Harrison - $0, (vii) Miami - $0, (viii) Tri-State - $0, (ix) KO - $0, and (x) Cinergy Services - $0.

3. As of the end of the Third Quarter, the Nonutility Money Pool had not commenced operations. However, during this period, Cinergy's nonutility sub-holding company, Cinergy Investments, Inc., made certain open-account advances to certain subsidiaries thereof as summarized below.

Borrower                   Aggregate Amounts Advanced     Interest Rate/1/

Power International, Inc.            $287,604                    5-6%
CGE ECK, Inc.                        $6,107                      5-6%
Wholesale Power
Services, Inc.                       $11,753                     5-6%

                       S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1996

                              CINERGY SERVICES, INC.



                              By:/s/William L. Sheafer
                              Treasurer

                            ENDNOTES

/1/ I.e., average annual interest rates applicable to amounts advanced.